Mr. Larry Greene Senior Counsel Securities and Exchange Commission Office of Investment Management 100 F Street, N.E. Washington, DC 20549	Skadden, Arps, Slate, Meagher & Flom llp 155 NORTH WACKER DRIVE CHICAGO, ILLINOIS 60606 ________ August 31, 2009
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RE:	Van Kampen Trust II (the “Trust”) File Numbers 811-22242 and 033-153900
Dear Mr. Greene:
     Thank you for your telephonic comments received August 13, 2009 regarding the registration statement on Form N-1A filed on June 17, 2009 by Van Kampen Trust II (the “Registrant”) on behalf of its series, Van Kampen Flexible Opportunities Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Registrant, we have summarized your comments to the best of our understanding, below which we have provided our response to those comments. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 4 to Registrant’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about August 31, 2009.
Prospectus

Comment 1	Please add risk disclosure relating to the current recession.

Response 1	The Fund respectfully believes that the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks” currently provides the disclosure requested by the Staff. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Mr. Larry Greene
August 31, 2009

Comment 2	Please add the exchange ticker symbols to the front cover of the Prospectus as required by Item 1(a)(2) of Form N-1A.

Response 2	The Fund has added the requested disclosure.

Comment 3	In the section entitled “Summary — Investment Objective/Goals,” please move any disclosure that is not the Fund’s investment objective to the section entitled “Summary — Principal Investment Strategies.”

Response 3	The Fund has moved the disclosure as requested.

Comment 4	In the section entitled “Summary — Fees and Expenses of the Fund,” please revise the fee table consistent with the following:

(a) add an additional line item for Acquired Fund Fees and Expenses, if applicable,

(b) add the parenthetical “(as a percentage of net assets)” to the end of the line item “Maximum sales charge (load) imposed on reinvested dividends” as required by Item 3 of Form N-1A,

(c) replace the parenthetical “(for accounts under the Low Balance Amount)” in the line item “Account Maintenance (Low Balance) Fee (for accounts under the Low Balance Amount”) with the underlying substantive disclosure referenced in footnote 5,

(d) delete all footnotes that are not required or permitted by Form N-1A.

Response 4	(a) The fees and expenses incurred indirectly by the Fund as a result of investments in shares of “acquired funds,” if any, are not expected to exceed 0.01% and thus, the line item is omitted and such amount, if any, is included in “other expenses” in the Expense Table pursuant to Instruction 3(f)(i) of Form N-1A.

(b) The Fund has added the disclosure as requested.

(c) The Fund has added the disclosure as requested.

(d) The Fund has deleted the disclosure as requested.

Mr. Larry Greene
August 31, 2009

Comment 5	In Footnote 6 to the “Fees and Expenses of the Fund” table, if applicable, disclose that the investment adviser, or an affiliate, may recoup any fees that the investment adviser waived or reimbursed.

Response 5	The Adviser may not recoup any fees that it has waived or reimbursed. Thus, the Fund has not added any additional disclosure with respect thereto.

Comment 6	In the “Principal Investment Strategies” section, it states that the “Fund’s investment adviser employs a flexible strategy in the selection of investments, not limited by investment style, type of security, industry, sector, geography or market capitalization.” If this statement conflicts with the Fund’s investment restriction number 3 regarding limiting its investments in securities of issuers in any particular industry to no more than 25% of its assets, please revise the disclosure as necessary.

Response 6	The Fund does not believe that the disclosure referenced conflicts with investment restriction number 3. The Fund intends to comply with such investment restriction number 3 as stated. The disclosure referenced is intended to describe the flexible nature of the investment strategy, explaining that the Fund may invest in any type of security, any industry, any sector, any geographic region and any market capitalization. To avoid confusion, the Fund has revised the disclosure to state:

The Fund’s investment adviser employs a flexible strategy in the selection of investment, not limited by investment style, and investing in any type of security, industry, sector, geography or market capitalization.

Comment 7	In the “Principal Investment Strategies” section, it states that the “Fund’s investment adviser follows a research-intensive approach that focuses on sound, but undervalued securities that the Fund’s investment adviser believes have catalysts for improving business dynamics, potential for strong return on capital and limited downside risk.” (Emphasis added) Please explain what the underlined terms mean and revise as necessary so that the disclosure complies with the Commission’s plain English requirements.

Response 7	The Fund has revised the disclosure as requested.

Comment 8	In the “Principal Investment Strategies” section it states that the Fund may purchase and sell certain derivative instruments for various purposes, including “to earn income, to facilitate portfolio management and to mitigate

Mr. Larry Greene
August 31, 2009

risks.” Please supplementally explain to the Staff the phrase “facilitate portfolio management.”

Response 8	The phrase “facilitate portfolio management” in the context of utilizing derivative instruments means that the portfolio management team will use certain derivatives that it believes will assist them in seeking to achieve the Fund’s investment objective. For example, if the portfolio managers are trying to gain exposure to a particular foreign currency in the furtherance of the Fund’s investment objective, they may enter into a futures contract where the underlying instrument is that foreign currency.

Comment 9	In the third sentence of the section entitled “Investment Objective, Principal Investment Strategies and Risks — Other Investments and Risk Factors — Temporary defensive strategy,” please revise the disclosure to state that such defensive positions are inconsistent with the Fund’s principal investment strategies, as required by Instruction 6 of Item 9(b) on Form N-1A.

Response 9	The Fund respectfully submits that it believes that the second and third sentences of the referenced section are substantially the same as adding the disclosure requested. The disclosure states the following:

Under normal market conditions, the potential for capital appreciation on these securities will tend to be lower than the potential for capital appreciation on other securities that may be owned by the Fund. In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.

Thus, the Fund respectfully believes that additional disclosure is not necessary.
Statement of Additional Information

Comment 10	In the “Investment Objective, Investment Strategies and Risks — Convertible Securities” section, it states that the Fund may invest in securities that are below investment grade. Please advise the Staff whether the registration statement contains a description of the various securities ratings.

Response 10	The Fund supplementally advises the Staff that the description of the securities ratings in included as Appendix A to the Statement of Additional Information.

Mr. Larry Greene
August 31, 2009

Comment 11	Disclosure in the “Investment Objective, Investment Strategies and Risks — Investment Company Securities” section indicates that the Fund will make investments in other investment companies, including ETFs. If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

Response 11	The Fund does not have a current intention to invest in hedge funds or funds that do not fall under the definition of investment company by virtue of sections 3(c)(1) or 3(c)(7) of the 1940 Act and thus, the Fund respectfully does not believe that additional disclosure is necessary.
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          In connection with the effectiveness of the Registration Statement, the Registrant acknowledges that the disclosure included in the Registration Statement is the responsibility of the Registrant. The Registrant further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Registrant will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should you have any questions concerning our responses to your comments, please direct them to Sheri Schreck at (212) 296-6989 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor